FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the earnings release, dated March 31, 2006, of Aries Maritime Transport Limited (the "Company") disclosing the Company's financial results for the fourth quarter and full year 2005.

                                                                Exhibit 1
                                                                ---------

[GRAPHIC OMITTED]

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438


                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
               FOURTH QUARTER AND FULL YEAR 2005 FINANCIAL RESULTS

2005 and Current Highlights:

     o    Completed $153 Million  Initial  Public  Offering at $12.50 Per Common
          Share
     o Distributed an aggregate $0.87 Per Share Dividend for Two Eligible Periods of 2005
     o Expanded Products Fleet 47%,on a Tonnage Basis, by Acquiring Three Double-Hull Products Tankers
     o Took Delivery of Two of The Three New Products Tankers; Third Vessel Expected in May 2006
     o Secured Commitment for $360 Million Fully Revolving Credit Facility; Facility Expected to Close at Beginning of April 2006

ATHENS,  GREECE,  March 31, 2006 - Aries  Maritime  Transport  Limited  (NASDAQ:
RAMS), today reported revenues of $21.8 million for the three months ended December 31, 2005, compared to revenues of $21.4 million for the three months ended September 30, 2005. The increase in revenues is primarily due to the addition to the fleet of the Chinook products tanker and rate increases locked into certain existing charters. As of December 31, 2005, the fleet comprised eight products tankers and five container ships compared to seven products tankers and five container ships as of September 30, 2005. During the three months ended December 31, 2005, vessel operating days totalled 1,136 compared to total vessel operating days of 1,090 for the three months ended September 30, 2005. Net income was $7.7 million, or $0.33 basic and diluted earnings per share, for the three months ended December 31, 2005, compared to net income of $0.4 million, or $0.02 basic and diluted earnings per share, recorded for the three months ended September 30, 2005. This increase was mainly due to accelerated amortization of financing fees as a result of a refinancing in the third quarter which produced a charge of $5.6 million, with no similar charge occurring in the fourth quarter. EBITDA for the three months ended December 31, 2005 was $12.4 million compared to $11.8 million for the three months ended September 30, 2005.(1)

Revenues were $75.9 million for the full year ended December 31, 2005. Net income was $14.8 million, or $0.64 basic and diluted earnings per share, for the full year ended December 31, 2005. EBITDA was $44.0 million for the full year ended December 31, 2005. Net cash provided by operating activities was $38.9 million for the full year ended December 31, 2005.

On June 8, 2005, the Company completed its initial public offering of 12,240,000 shares. The net proceeds of the offering were approximately $143.0 million. These proceeds were applied to vessel acquisitions, debt reduction, fees and expenses of the initial public offering and working capital.

Mons S. Bolin, President and Chief Executive Officer, commented, "2005 was a year of significant achievements and milestones for Aries. We successfully completed our initial public offering and made significant progress implementing both our operational and growth strategy. By staying true to our operational strategy of securing one hundred percent of our fleet on profitable period charters, we were able to distribute an aggregate $0.87 dividend per share for the two eligible periods of 2005. At the same time, we grew our fleet with modern high quality vessels that position the Company to continue to take advantage of the favorable long-term fundamentals of the sectors in which we operate."

Fleet Report

Aries operates a fleet of nine double-hull products tankers and five container ships. The Company's products tankers consist of five double-hull MR tankers, three double-hull Panamax tankers and one double-hull Aframax tanker. Following the delivery of a double-hull products tanker newbuilding expected in May of 2006, the Company's products tanker fleet will have an average age of 6.7 years and an aggregate capacity of approximately 575,325 dwt. The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 16.4 years.

During 2005, the Company made the following additions to its fleet:

On June 24, 2005, the Company took delivery of a 2,917 TEU container vessel, the CMA CGM Seine. On July 15, 2005, the Company also took delivery of a 2,917 TEU container vessel, the CMA CGM Makassar, a sister ship of the CMA CGM Seine.

On November 30, 2005, the Company took delivery of the Chinook, a 2001-built 38,701 dwt double-hull products tanker. The Chinook, which is a sister-ship of Aries' Bora and Nordanvind, was acquired for $32.6 million. The purchase price is inclusive of the ship's existing time charter with Italian stock listed group Navigazione Montanari at the gross rate of $13,100 per day for the remainder of 2005 and $13,700 per day until expiration of the charter in January 2007.

On February 14, 2006, Aries took delivery of the first of two new products tankers it acquired from Stena. This 2006-built approximately 72,750 dwt double-hull Panamax products tanker entered into a two-and-a-half year bareboat charter with Stena upon delivery at a time charter equivalent rate of $24,500 per day. In addition, the bareboat charter with Stena has an index-linked profit sharing component whereby Aries receives a 30 percent share of profits on a quarterly basis. The second vessel from Stena is expected to be delivered in May of 2006. The two sister ships were acquired for an aggregate purchase price of $112.2 million.

Mr. Bolin continued, "The three modern products tankers which we acquired in 2005 will increase our products fleet by 47% on a tonnage basis and provide several important strategic benefits for the Company. The three vessels, which are signed on profitable charters, enable the Company to continue to post stable and visible earnings for shareholders while enhancing our ability to take advantage of the expected strong demand for seaborne petroleum transportation. Other benefits of the acquisitions relate to further improving the fleet's age profile, increasing the Company's ability to realize operational advantages of owning sister ships, and enhancing Aries' long-term earnings potential."

Fleet Deployment

All of Aries' 14 vessels are currently deployed on period charters with established international charterers and state owned entities. The charters have remaining periods ranging from 5 months to 4.5 years, with an average of 2.5 years. In addition to the bareboat charters Aries entered into for its two Panamax newbuildings and the 14-month time charter for the Chinook, Aries increased the daily rates on a number of its vessels throughout the year:

During the fourth quarter of 2005, the Bora and the Nordanvind began trading on contracts earning $19,988 net per day, which represented a 50% increase over the vessels' previous time charter rates. The time charters, which are signed with PDVSA, expire in October and November of 2008, respectively.

During the third quarter of 2005, the container ship CMA CGM Seine commenced a five year time charter with the CMA CGM Group of France at a rate of $20,400 net per day. This rate represents a 32% increase over its previous charter rate.

During the second quarter of 2005, Aries signed forward contracts for two of its products tankers, the High Land and High Rider, which will commence in April of 2006. The rate on the two contracts is $16,575 per day, representing a 29% increase over its previous charter rates.

The following table details Aries' fleet deployment:

                                            Year      Charterer/          Expiration      Charterhire
Vessel Name                 Size            Built     Subcharterer        of  Charter     (net per day)
-----------                 ----            -----     ------------        -----------     -------------

Products Tankers
----------------
Altius                      73,400 dwt      2004      Deiulemar/Enel      Through 6/09    $14,860
Fortius                     73,400 dwt      2004      Deiulemar/Enel      Through 8/09    $14,860
Nordanvind                  38,701 dwt      2001      PDVSA               Through 10/08   $19,988


Bora                        38,701 dwt      2000      PDVSA               Through 11/08   $19,988



High Land                   41,450 dwt      1992      d'Amico             Through 3/06    $12,838

                                                                          Through 4/08
                                                      Trafigura                           $16,575

High Rider                  41,502 dwt      1991      d'Amico             Through 3/06    $12,838

                                                                          Through 4/08
                                                      Trafigura                           $16,575

Citius                      83,970 dwt      1986      ST Shipping         Through 8/06    $18,330 + 50%
                                                                                          of profits over
                                                                                          and above
                                                                                          $18,800

Stena Compass               72,750 dwt      2006      Stena               From 2/06       $18,700 +
                                                                          through         30% index
                                                                          8/08            linked profit
                                                                                          sharing

Stena Compassion            72,750 dwt      2006      Stena               Anticipated     $18,700 +
                                                                          from 5/06       30% index
                                                                          through         linked profit
                                                                          11/08           sharing

Chinook                     38,701 dwt      2001      Navigazione         Through 1/07    $12,609 through
                                                      Montanari                           1/06.
                                                                                          $13,186 through
                                                                                          1/07

Container Vessels
-----------------

CMA CGM Makassar            2,917 TEU       1990      CMA CGM             Through 5/10    $20,400

CMA CGM Seine               2,917 TEU       1990      CMA CGM             Through 9/10    $20,400

CMA CGM Energy              2,438 TEU       1989      CMA CGM             Through 4/07    $21,954

CMA CGM Force               2,438 TEU       1989      CMA CGM             Through 6/07    $21,954

Ocean Hope                  1,799 TEU       1989      China Shipping      Through 6/07    $13,956
                                                      Container Lines

Summary of Selected Data
                                                                     Three Months Ended          Year ended
     (All amounts in US$000's, unless otherwise stated)              Dec. 31,     Sept. 30,     December 31,
                                                                       2005        2005             2005
FLEET DATA
     Number of vessels                                                   13             12            13
     Number of vessels on time charter                                   13             12            13
     Weighted average age of fleet (in years)                            11             11            11
     Operating days                                                   1,136          1,090         4,042
AVERAGE DAILY RESULTS (in US$'s):
     Time charter equivalent (TCE) rate                              19,222         19,600        18,779
     Vessel operating expenses                                        4,935          4,831         4,788
     EBITDA                                                          10,907         10,829        10,899
EBITDA RECONCILIATION(1)

     NET INCOME                                                       7,671            411        14,771
     plus Net interest expense                                        1,828          8,285        18,121
     plus Depreciation and Amortization                               3,464          3,108        12,112
     plus Change in fair value of derivatives                         (572)              -         (950)
     EBITDA                                                          12,391         11,804        44,054

(1) Aries considers EBITDA to represent net income plus net interest expense and depreciation and amortization and less the change in the fair value of derivatives. The Company's Management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

Credit Facility

Aries is poised to close on a new, $360 million fully revolving facility next week, which has a term of five years. Aries plans to use the proceeds of the new facility to replace its current $140 million term loan facility and $150 million revolving credit facility. The Bank of Scotland and Nordea Bank Finland are the joint lead arrangers. Nordea Bank Finland is the book manager, while The Bank of Scotland acts as the Facility Agent. Additionally, The Bank of Scotland and Nordea Bank Finland, who have fully underwritten the new facility, have arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. Following the repayment of the Company's current term and revolving credit facility, Aries will have an undrawn commitment of $75 million.

2005 Dividend

Aries' Board of Directors declared and paid an aggregate $0.87 per share in dividends for the two eligible periods of 2005. The Company's third quarter dividend of $0.52 per share was paid in respect of the four-month period between June 1, 2005 and September 30, 2005 on November 28, 2005 to shareholders of record as of November 10, 2005. The Company's fourth quarter dividend of $0.35 per share was paid in respect of the three-month period between October 1, 2005 and December 31, 2005 on March 9, 2006 to shareholders of record as of February 23, 2006. Based on the established reserve and the expected revenue from Aries' period charters and subject to no unforeseen events, the Company has targeted $0.35 for its dividend in respect of the first quarter of 2006, which is expected to be paid in May of 2006.

Mr. Bolin concluded, "As evident from Aries' success in 2005 increasing the charter rates it earns on a number of contracts, the Company's period charters provide shareholders with a predictable stream of revenues and earnings as well as upside potential. In further implementing our period charter approach, we intend to continue to actively manage the durations of our contracts and renewals and seek opportunities to enter into additional profit sharing agreements. Concurrently, we will look to take advantage of our new credit facility and grow the Company in a manner that further enhances our position in the industry while enabling us to continue to provide sizeable dividends to shareholders."

Conference Call and Webcast Information

Aries Maritime Transport Limited will host an investor conference call on Friday, March 31, 2006, at 10:00 a.m. Eastern Time to discuss its results. To access the conference call domestically, dial (800) 657-1263 and for international access, dial (973) 633-8200 and state the reservation number 7092709. Following the teleconference, a replay of the call may be accessed domestically by dialing (877) 519-4471 or internationally by dialing (973) 341-3080 and entering the reservation number 7092709. The replay will be available from 12:00 p.m. eastern time on Friday, March 31, 2006, to 11:59 p.m. eastern time on Friday, April 14, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Friday, April 14, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.5 years and is 100% double-hull consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hull products tanker newbuilding expected in May 2006, the Company's products tanker fleet will have an average age of 6.7 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.4 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2005 AND SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2005 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                      (Unaudited)                      (Unaudited)                (Unaudited)
                                               Three months period ended        Three months period ended   Year ended December 31,
                                                   December 31, 2005                September 30, 2005             2005
                                               -----------------------------    --------------------------   ----------------------
REVENUES:
        Revenues                                               21,836                      21,364                   75,905

EXPENSES:
        Commissions                                             (339)                       (340)                  (1,323)
        Voyage expenses                                         (161)                        (62)                    (224)
        Vessel operating expenses                             (5,150)                     (4,833)                 (17,842)
        General and administrative                              (825)                       (472)                  (1,649)
        Depreciation                                          (5,577)                     (5,971)                 (19,446)
        Amortization of dry-docking and
        special survey expense                                  (524)                       (457)                  (1,958)
        Management fees                                         (457)                       (432)                  (1,511)
                                                              (13,033)                   (12,567)                 (43,953)
                                             -------------------------  --------------------------  -----------------------
        Net operating income                                    8,803                       8,797                   31,952

OTHER INCOME (EXPENSES):
        Interest expense                                      (1,940)                     (8,726)                 (18,793)
        Interest income                                           112                         441                      672
        Other income (expenses), net                              124                       (101)                     (10)
        Change in fair value of derivatives                       572                           -                      950
                                             -------------------------  --------------------------  -----------------------
        Total other income (expenses), net                    (1,132)                     (8,386)                 (17,181)
                                             -------------------------  --------------------------  -----------------------


                                             -------------------------  --------------------------  -----------------------
                  NET INCOME                                    7,671                         411                   14,771
                                             =========================  ==========================  =======================

Earnings per share:
         Basic and diluted                                      $0.33                       $0.02                    $0.64
                                             =========================  ==========================  =======================

Weighted average number of shares:
         Basic and diluted                                 23,118,466                  23,118,466               23,118,466
                                             =========================  ==========================  =======================

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT  DECEMBER 31, 2005 AND
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT  SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars)


                                                                  (Unaudited)                          (Unaudited)
                                                               DECEMBER  31, 2005                   SEPTEMBER 30, 2005
ASSETS
             Current assets
             --------------
      Cash and cash equivalents                                          19,248                              35,595
      Restricted cash                                                        10                               2,999
      Trade receivables                                                     176                                 348
      Other receivables                                                      60                                  36
      Derivative financial instruments                                      401                                   -
      Inventories                                                           645                                 593
      Prepaid expenses and other                                            521                                 546
      Due from managing agent                                                84                                   -
      Due from related parties                                            1,293                                 983
                                                  ------------------------------     -------------------------------
             Total current assets                                        22,438                              41,100
             --------------------
                                                 ------------------------------     -------------------------------

      Vessels and other fixed assets, net                               341,225                             309,867
      Advances for vessel acquisitions                                   11,363                                   -
      Deferred charges, net                                               2,872                               2,275
                                                  ------------------------------     -------------------------------
             Total non-current assets                                   355,460                             312,142
             -------------------------
                                                 ------------------------------     -------------------------------
                    Total assets                                        377,898                             353,242
                    ------------
                                                 ==============================     ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY
                   Current liabilities
      Current portion of long-term debt *                                 1,922                               1,700
      Accounts payable, trade                                             4,598                               3,701
      Accrued liabilities                                                 2,880                               1,128
      Deferred income                                                     3,163                               3,676
      Deferred revenue **                                                10,715                               7,736
                                                  ------------------------------     -------------------------------
                   Total current liabilities                             23,278                              17,941
                   -------------------------
                                                  ------------------------------     -------------------------------

      Long-term debt, net of current portion                            181,898                             153,817
      Deferred revenue                                                   17,041                              18,503
                                                  ------------------------------     -------------------------------
                       Total liabilities                                222,217                             190,261
                       -----------------         ------------------------------     -------------------------------

                   Stockholders'  equity
                   ---------------------

      Common  stock,  $0.01 par  value,  100
      million shares  authorized,  28.4 million
      shares issued and outstanding at
      December 31, 2005 and at September
      30, 2005                                                              284                                 284
      Additional paid-in capital                                        155,397                             140,823
      Retained earnings                                                       -                              21,874
                                                 ------------------------------     -------------------------------
      Total stockholders' equity                                        155,681                             162,981
                                                 ------------------------------     -------------------------------
      Total liabilities and stockholders' equity                        377,898                             353,242
                                                 ==============================     ===============================

* Current portion of long-term debt as of December 31, 2005 is a contingent current liability
** Deferred revenue is a non-cash current liability OTHER FINANCIAL DATA



OTHER FINANCIAL DATA

(All amounts in US$000's)                              Year Ended
                                                       December 31,
                                                        2005
                                                   -----------------

Net cash provided by operating activities                    38,870
Net cash used in investing activities                     (115,897)
Net cash provided by financing activities                    90,941

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  March 31, 2006                        By:/s/ Richard J.H. Coxall
                                              --------------------------------
                                              Richard J.H. Coxall
                                              Chief Executive Officer